Exhibit 4.9

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms of the common stock of XPO Logistics, Inc. (the “Company,” “we,” “us” or “our”), as well as other material terms of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Company Certificate”), the Company’s 2nd Amended and Restated Bylaws, as amended (the “Bylaws”) and other relevant documents. This description is only a summary. You should read it together with the Company Certificate and Bylaws, which are included as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated by reference herein.

General

We currently have 300,000,000 authorized shares of common stock, par value $0.001 per share (“Common Stock”), of which 92,341,760 shares were issued and outstanding as of December 31, 2019. As of December 31, 2019, (i) 10,158,571 shares of Common Stock were reserved for issuance in connection with the Series A Convertible Perpetual Preferred Stock (“Series A Preferred Stock”), and (ii) 3,965,160 shares of Common Stock were reserved for issuance upon exercise of outstanding stock options or settlement of restricted stock units.

Other than as described herein, no stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no stockholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and non-assessable. Subject to the rights of the holders of the Preferred Stock, the holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to stockholders.

Pursuant to Delaware law and the Company Certificate, our Board of Directors by resolution may establish one or more series of Preferred Stock and fix the number of shares constituting such series, the designation of such series, the voting powers (if any) of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, such rights and preferences being senior to the rights of holders of Common Stock. Other than the Series A Preferred Stock, as of December 31, 2019, no shares of Preferred Stock are currently outstanding.

Voting and Other Rights

Each share of Common Stock entitles the holder thereof to one vote on all matters upon which stockholders are permitted to vote. Except as otherwise required by law, whenever any corporate action other than the election of directors is to be taken, it shall be authorized by a majority of the votes cast at a meeting of stockholder by the stockholders entitled to vote thereon.

The election of directors in an uncontested election requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our Common Stock (including those that would be issued if all of our outstanding Series A Preferred Stock had converted into shares of our Common Stock as of the record sate) at the meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "against" his or her election than votes "for" such election, the Bylaws require that such person must promptly tender his or her resignation to our Board of Directors. Once an election is determined to be a contested election, directors shall be elected by a plurality of the votes cast at the meeting at which a quorum is present.

Provisions of Delaware Law, the Company Certificate, Bylaws and Other Relevant Documents

Provisions of the Delaware General Corporation Law (the “DGCL”), the Company Certificate, the Bylaws and other relevant documents described below could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We have elected to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Company Certificate prohibits cumulative voting.

Limitation of Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The Company Certificate and Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or in another position at another corporation or enterprise, as the case may be. The Company Certificate and Bylaws also provide that we must indemnify and advance expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect the Company and our directors, officers, employees and agents from certain liabilities.

The limitation of liability and indemnification provisions in the Company Certificate and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. We may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Except as set forth in the Company’s periodic reports as incorporated herein by reference, there is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.

Authorized but Unissued Shares of Common Stock. Our authorized but unissued shares of Common Stock will be available for future issuance without approval by the holders of Common Stock. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock. Our Company Certificate and Bylaws authorize 10,000,000 shares of undesignated Preferred Stock. As a result, our Board of Directors may, without the approval of holders of Common Stock, issue shares of Preferred Stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

Series A Preferred Stock. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, for an aggregate liquidation preference of $71.1 million as of December 31, 2019. The Series A Preferred Stock is convertible at any time, in whole or in part and from time to time, at the option of the holder thereof into a number of shares of Common Stock equal to the then-applicable liquidation preference divided by the conversion price, which initially was $7.00 per share of Common Stock (subject to customary anti-dilution adjustments). The Series A Preferred Stock pays quarterly cash dividends equal to the greater of (i) the “as-converted” dividends on the underlying Common Stock for the relevant quarter and (ii) 4% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. No dividends or other distributions (other than a stock dividend or distribution and other than cash paid in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, Common Stock or any Preferred Stock ranking on a parity with, or junior to, the Series A Preferred Stock, nor may any parity stock or junior stock be redeemed, purchased or otherwise acquired for any consideration, unless all accrued and unpaid dividends shall have been or contemporaneously are declared and paid on the Series A Preferred Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. The Series A Preferred Stock is not redeemable or subject to any required offer to purchase, and votes together with the Common Stock on an “as-converted” basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of Series A Preferred Stock.

Investment Agreement. Under the terms of an Investment Agreement, dated June 13, 2011 (the “Investment Agreement”), by and among Jacobs Private Equity, LLC (“JPE”), the other investors party thereto (collectively with JPE, the “Investors”), and the Company, JPE has the right to designate certain percentages of the nominees for our Board of Directors so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing specified percentages of the total voting power of our capital stock on a fully-diluted basis. JPE does not currently own securities representing the required voting power to qualify for the right to designate nominees for our Board of Directors. The foregoing rights of JPE under the Investment Agreement are in addition to, and not in limitation of, JPE’s voting rights as a holder of capital stock of the Company. JPE is controlled by Bradley S. Jacobs, our chairman and chief executive officer. The Investment Agreement and the terms contemplated therein were approved by our stockholders at a special meeting on September 1, 2011.

Exclusive Forum. Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee or agent of the Company to the Company or the Company’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Company or any current or former director or officer or other employee or agent of the Company arising pursuant to any provision of the DGCL or the Company’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving the Company or any current or former director or officer or other employee or agent of the Company that is governed by the internal affairs doctrine of the State of Delaware, or (v) any action asserting an “internal corporate claim” as the term is defined in Section 115 of the DGCL shall be the Delaware Court of Chancery located within the State of Delaware (or if the Delaware Court of Chancery in the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware). Section 27 of the Securities Exchange Act of 1934, as amended, provides for exclusive federal jurisdiction over suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act of 1933, as amended, provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such the exclusive jurisdiction clauses set forth above would not apply to such suits.

Amendments to Organizational Documents

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws.

Listing

Our Common Stock is listed on the NYSE under the trading symbol “XPO.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A., whose principal executive office is located at 250 Royall Street, Canton, MA 02021.

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